NO ACT

PE
2-10-12

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

12025729

March 27, 2012

Laura W. Doerre
Nabors Corporate Services, Inc.
Laura.Doerre@nabors.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-27-12

Re: Nabors Industries Ltd.
Incoming letter dated February 10, 2012

Dear Ms. Doerre:

This is in response to your letter dated February 10, 2012 concerning the shareholder proposal submitted to Nabors by the California Public Employees' Retirement System. We also have received a letter from the proponent dated February 28, 2012. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Peter H. Mixon
California Public Employees' Retirement System
Legal Office
P.O. Box 942707
Sacramento, CA 94229-2707

March 27, 2012

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Nabors Industries Ltd.
Incoming letter dated February 10, 2012

The proposal recommends that the company amend its bylaws to require shareowner approval of future severance agreements with senior executives that provide total benefits exceeding 2.99 times the sum of the executive's base salary plus bonus.

We are unable to concur in your view that Nabors may exclude the proposal under rule 14a-8(i)(3). We are unable to conclude that the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we do not believe that Nabors may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Karen Ubell
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

CalPERS

California Public Employees' Retirement System
Legal Office
P.O. Box 942707
Sacramento, CA 94229-2707
TTY: (877) 249-7442
(916) 795-3675 phone • (916) 795-3659 fax
www.calpers.ca.gov

Ref. No. 2012-0138

February 28, 2012

By Electronic Mail (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
100 F. Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal by the CalPERS at Nabors Industries Ltd.

Ladies and Gentlemen,

This letter is submitted on behalf of the California Public Employees' Retirement System ("CalPERS") in response to the February 10, 2012, request for "no-action" relief by Nabors Industries Ltd. ("Company"). CalPERS opposes the Company's request and its assertion that the proposal is vague and indefinite. The substance of the Company's request is contrary to Rule 14a-8 and contrary to Securities and Exchange Commission ("SEC" or "Commission") precedent. The SEC should reject the Company's request.

The Company's request fails to distinguish CalPERS proposal from any of the substantially similar proposals previously reviewed by SEC staff which were expressly found not to be so vague and indefinite that they could be excluded pursuant to Rule 14a-8(i)(3). Moreover, the Company's request fails to mention that SEC staff has consistently concluded that these substantially similar proposals cannot be excluded as impermissibly vague. See, e.g., *Verizons Communications Inc.* (February 26, 2007); *McDonald's Corporation* (February 13, 2006); *Exelon Corporation* (January 18, 2006); *Ryland Group* (January 18, 2006); *Emerson Electric Co.* (October 24, 2005); *Verizon Communications, Inc.* (February 2, 2004.) Instead, the Company cites to letters regarding proposals that are not substantially similar to the CalPERS proposal.

Notably, the arguments made by the Company are similar to those previously made to, and rejected by, SEC staff in many of the letters cited above. As examples, the Company argues that timing issues and other assumptions over how to calculate the benefits cap make the proposal impermissibly vague and indefinite. These arguments were rejected before and should be rejected now. See, in particular, *Emerson Electric Co.* (October 24, 2005) and *Ryland Group* (January 18, 2006) (Each company argued that timing and related issues in calculating the severance amount made the proposal impossible to implement. The SEC staff disagreed.).

The CalPERS proposal is substantially similar to numerous proposals submitted pursuant to Rule 14a-8 that have been intelligently and knowingly voted on by shareowners. Proxy advisory firms have policies relating to this specific proposal; mutual funds publish their voting policies on exactly this type of proposal; and companies have implemented versions of this precatory proposal in numerous instances. The Company's discretion to determine some of the finer points of the policy in response to this precatory proposal is simply not a basis to exclude the proposal. It is expected and understood that the Board of Directors utilizes its business judgment to implement this precatory proposal as well as other executive compensation policies and procedures.

For these reasons, it is clear that the CalPERS proposal should not be omitted from the Company's proxy statement and shareowners should have the ability to once again cast an intelligent and knowing vote on this well-known executive compensation best practice.

Sincerely,

Gina M. Ratto for

PETER H. MIXON
General Counsel

MEC:tim

NABORS CORPORATE SERVICES, INC.

515 West Greens Road
Suite 1200
Houston, Texas 77067-4536

Laura W. Doerre
Vice President and General Counsel

Phone: 281.775.8166
Dept. Fax: 281.775.8431
Private Fax: 281.775.4319
Laura.Doerre@nabors.com

February 10, 2012

By Electronic Mail (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
100 F. Street, N.E.
Washington D.C. 20549

Re: Shareholder Proposal by the California Public Employees' Retirement System

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, on behalf of Nabors Industries Ltd., a Bermuda company (the "Company"), we hereby request confirmation that the Staff of the Securities and Exchange Commission (the "Commission") will not recommend enforcement action if, in reliance on Rule 14a-8(j), the Company excludes a proposal (the "Proposal") submitted by the California Public Employees' Retirement System from the proxy materials for the Company's 2012 Annual General Meeting of Shareholders (the "2012 Proxy"), which the Company expects to file in definitive form with the Commission on or about April 30, 2012.

Pursuant to Rule 14a-8(j) and Staff Legal Bulletin No. 14D (Nov. 7, 2008), we are submitting this letter and its attachments to the Commission via electronic mail at shareholderproposals@sec.gov. Concurrently, we are sending a copy of this correspondence to the proponent as notice of the Company's intent to omit the Proposal from the 2012 Proxy.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2012 Proxy pursuant to Rule 14a-8(i)(3) because the Proposal is inherently vague and indefinite.

THE PROPOSAL

The Proposal states:

"The shareowners of Nabors Industries Ltd. (the 'Company') recommend that the Company amend its bye-laws, in compliance with law and required processes, to add the following:

The Board of Directors ('Board') shall seek shareowner approval of future severance agreements with senior executives that provide total benefits exceeding 2.99 times that sum of the executive's base salary plus bonus. The Company would have the option of submitting the severance agreement for approval as a separate ballot item in advance or at the next meeting of shareowners after the terms of a severance agreement were agreed upon.

'Severance agreements' include any agreements or arrangements that provide for payments or awards in connection with a senior executive's severance from the Company, including employment agreements; retirement agreements; settlement agreements; change in control agreements; and agreements renewing, modifying or extending such agreements. 'Benefits' include lump-sum cash payments, including payments in lieu of medical and other benefits; tax liability 'gross-ups;' the estimated present value of special retirement provisions; stock or option awards that are awarded under any severance agreement; the acceleration of any prior stock or stock option awards, perquisites and consulting fees – including the reimbursement of expenses – to be paid to the executive."

A copy of the Proposal and supporting statement is attached to this letter as Exhibit A.

ANALYSIS

We believe that the Proposal may be properly excluded under Rule 14a-8(i)(3), which permits a company to omit a shareholder proposal and the related supporting statement from its proxy materials if such "proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The Staff has stated that a proposal will violate Rule 14a-8(i)(3) when the language contained in the proposal is "so vague and indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004).

The Staff has regularly concurred with the exclusion of shareholder proposals concerning executive compensation under Rule 14a-8(i)(3) where aspects of the proposals contain ambiguities that result in the proposals being vague or indefinite. In particular, the Staff has allowed exclusion of proposals relating to executive compensation that fail to define key terms or otherwise provide guidance on how the proposal would be implemented. *See, e.g.*,

- *Verizon Communications Inc.* (Feb. 21, 2008) (allowing exclusion of a proposal requesting that the board adopt a new policy for the compensation of senior executives, which failed to define critical terms and was internally inconsistent);
- *Prudential Financial, Inc.* (Feb. 16, 2007) (allowing exclusion of a proposal urging the board to seek shareholder approval for certain senior management incentive compensation programs, which failed to define critical terms);
- *General Electric Company* (Feb. 5, 2003) (allowing exclusion of a proposal urging the Board to seek shareholder approval for all compensation for Senior Executives and Board members above a certain threshold, which failed to define critical terms or otherwise provide guidance on how it would be implemented);
- *Woodward Governor Co.* (Nov. 26, 2003) (allowing exclusion of a proposal that called for a compensation policy based on stock growth, which was vague and indefinite as to what executives and time periods were referenced).

Similarly, the Proposal does not supply the necessary assumptions needed for its required calculations, and its terms offer no other guidance to the Company or its shareholders with regards to the Proposal's proper implementation. As a result, shareholders could not know what they were voting on were the Proposal to be presented, and the Company could not determine how to implement the Proposal were it to be approved.

First, the Proposal fails to specify any of the relevant assumptions necessary to make a determination as to whether the "benefits" received by an executive upon termination would exceed the 2.99 threshold set forth in the Proposal. The vagueness of the Proposal leads to the following ambiguities with regard to the "benefits" calculation:

- whether the value of equity awards should be determined using the intrinsic value of the awards, a value based on a valuation model such as the Black-Scholes or binomial valuation model or some other method;
- how to calculate the assumptions necessary for the calculation, including the date of termination, the Company's stock prices during an extended period of exercisability, or, in the case of valuation models, measures such as the historic volatility of the Company's stock price and prevailing interest rates;
- whether previously accrued but unexercised options would be included in the benefits calculation;

- whether previously earned but unpaid compensation would be included in the benefits calculation;
- how to value potential severance amounts given the Company's senior executives' history of voluntarily accepting equity awards in lieu of cash compensation; and
- how to value potential severance amounts given the Company's senior executives' history of voluntarily foregoing full payment of such severance.

In addition, the Proposal fails to specify at what point in time the Company is to measure the "benefits" to see whether a particular compensation arrangement crosses the 2.99 threshold. This vagueness is a critical flaw that leads to the following ambiguities with regard to timing:

- how to calculate the value of "salary," "bonus" and payments upon termination given that these numbers would depend on facts as of the date of termination, and those facts may change over time;
- whether, in determining the base of the calculation, salary and bonus should be measured as—salary and bonus in effect at the time of termination, salary and bonus for the prior fiscal year, average salary and bonus over some number of prior years, or salary and bonus based on yet some other measure;
- how to value future bonus amounts given that bonus amounts can be based on a variety of factors including: (i) cash flow in excess of a percentage of shareholders' equity, (ii) income before federal taxes and net interest expense and (iii) working capital. All of these measures, and the resulting bonuses, can vary significantly year-to-year;
- how to value future salary given that in many cases, the Company's Compensation Committee has the authority to change an executive's salary throughout the term of employment;
- how to value future bonus amounts given the Company's senior executives' history of voluntarily accepting equity awards in lieu of cash compensation; and
- how to value future bonus amounts given the Company's senior executives' history of voluntarily foregoing such bonuses entirely.

As a result, the actual 2.99 threshold may vary dramatically based on whether the Company performs the test at the time the employment agreement is executed, at the time of termination, after termination when all contingencies are resolved or at some other date.

As a result of these ambiguities in the Proposal, neither the shareholders voting on the Proposal, nor the Company in implementing the Proposal (if adopted) would be able to determine with any reasonable certainty exactly what actions or measures the Proposal requires. Thus, consistent with the Staff's previous interpretations of Rule 14a-8(i)(3), the Company believes that the Proposal may be excluded as inherently vague and indefinite.

If the Proposal were implemented as it is presently written, the Company could be placed in a precarious situation when it decides to enter into an employment agreement with an executive and confronts the many interpretive decisions left unanswered in the Proposal. The differing interpretations of what key terms in the Proposal should mean may expose a company to expensive unnecessary litigation as well as other potential sanctions. In *Indiana Elec. Workers Pension Trust Fund, IBEW v. Dunn*, 2007 WL 1223220 (N.D.Cal.), for example, Hewlett-Packard implemented a proposal similar to the Proposal at issue here, and later faced derivative litigation by shareholders that involved interpretive issues, including whether certain payments should or should not qualify as "severance" under the company's severance program. The vagueness of the Proposal would, if implemented, leave the Company inescapably vulnerable to litigation risk because there is ample freedom for interpretation of the proper implementation of the Proposal in ways that are far different from the Company's interpretation.

CONCLUSION

Based on the foregoing, we request your concurrence that the Proposal may be omitted from the 2012 Proxy pursuant to Rule 14a-8(i)(3). If we can be of any further assistance in this matter, please do not hesitate to call me at (281) 775-8166.

Sincerely,

Laura W Doerre

Laura W. Doerre
Vice President and General Counsel

enclosures

EXHIBIT A

CalPERS

California Public Employees' Retirement System
Legal Office
P.O. Box 942707
Sacramento, CA 94229-2707
TTY: (877) 249-7442
(916) 795-3675 phone • (916) 795-3659 fax
www.calpers.ca.gov

December 14, 2011 **OVERNIGHT MAIL**

DEC 16 2011

Nabors Industries Ltd.
4 Par La Ville Rd Fl 2
Hamilton HM08
Bermuda
Attn: Mark D. Andrews, Corporate Secretary

Re: Notice of Shareowner Proposal

Dear Mr. Andrews:

The purpose of this letter is to submit our shareowner proposal for inclusion in the proxy materials in connection with the company's next annual meeting pursuant to SEC Rule 14a-8.[1]

Our submission of this proposal does not indicate that CalPERS is closed to further communication and negotiation. Although we must file now in order to comply with the timing requirements of Rule 14a-8, we remain open to the possibility of withdrawing this proposal if and when we become assured that our concerns with the company are addressed. Please alert me immediately if any further information is required in order for this proposal to be included in the company's proxy and properly heard at the 2012 annual meeting.

If you have any questions concerning this proposal, please contact me.

Very truly yours,

Gregg N. Rabb for

PETER H. MIXON
General Counsel

Enclosures

cc: Craig Rhines, Investment Officer – CalPERS
Anthony G. Petrello, CEO – Nabors Industries Ltd.

[1] CalPERS, whose official address is P.O. Box 942708, Sacramento, California 94229-2708, is the owner of approximately 930,000 shares of the company. Acquisition of this stock has been ongoing and continuous for several years. Specifically, CalPERS has owned shares with a market value in excess of $2,000 continuously for at least the preceding year. (Documentary evidence of such ownership is enclosed.) Furthermore, CalPERS intends to continue to own such a block of stock at least through the date of the annual shareowners' meeting and attend the annual shareowners' meeting, if required.

SHAREOWNER PROPOSAL

RESOLVED: The shareowners of Nabors Industries Ltd. (the "Company") recommend that the Company amend its bye-laws, in compliance with law and required processes, to add the following:

> The Board of Directors ("Board") shall seek shareowner approval of future severance agreements with senior executives that provide total benefits exceeding 2.99 times the sum of the executive's base salary plus bonus. The Company would have the option of submitting the severance agreement for approval as a separate ballot item in advance or at the next meeting of shareowners after the terms of a severance agreement were agreed upon.
>
> "Severance agreements" include any agreements or arrangements that provide for payments or awards in connection with a senior executive's severance from the Company, including employment agreements; retirement agreements; settlement agreements; change in control agreements; and agreements renewing, modifying or extending such agreements. "Benefits" include lump-sum cash payments, including payments in lieu of medical and other benefits; tax liability "gross-ups;" the estimated present value of special retirement provisions; stock or option awards that are awarded under any severance agreement; the acceleration of any prior stock or stock option awards, perquisites and consulting fees – including the reimbursement of expenses – to be paid to the executive.

SUPPORTING STATEMENT

In CalPERS opinion, the Company has failed to design executive severance benefits in the best interest of shareowners. For example, in October 2011 the Company announced that its (former) CEO may be paid $100 million essentially, as some commenters have noted, to retire. These payments are in addition to his normal compensation which has been out of proportion with the other named executive officers, according to the Board Analyst. All of this excessive compensation has occurred during a time period when the Company has severely underperformed its industry peers and the S&P 500.

Total Return (as of 9/30/2011) Source: Bloomberg			
	5 Year	**3 Year**	**1 Year**
Nabors Industries	-58.79	-50.80	-32.12

S&P 500 Energy Index	18.22	-3.52	7.57
S&P 500 Index	-5.75	3.73	1.13

We recognize that it is not always practical to obtain shareowner approval prior to entering into these severance agreements. Therefore, CalPERS proposed that the Company would have the option, if this proposal were implemented, of seeking shareowner approval after the terms of the agreement were agreed upon.

This proposal requests that after severance agreements are negotiated, the Company submit them for shareowner approval as a separate vote at the next shareowners' meeting. Compared with an advisory vote on executive compensation or a vote on golden parachutes during a change in control, we believe this approach is preferable because it will provide the Board with timely and focused feedback from shareowners on the issue of severance benefits.

For those reasons, we urge shareowners to vote FOR this proposal.

STATE STREET.

State Street California, Inc
Institutional Investor Services
1001 Marina Village Parkway, 3rd Floor
Alameda, CA 94501

Telephone: (510) 521-7111
Facsimile: (510) 337-5791

December 14, 2011

Nabors Industries Ltd.
4 Par La Ville Rd Fl 2
Hamilton HM08
Bermuda
Attn: Mark D. Andrews, Corporate Secretary

State Street Bank and Trust, as custodian for the California Public Employees' Retirement System, to the best of our knowledge declares the following:

1) State Street Bank and Trust performs master custodial services for the California State Public Employees' Retirement System.

2) As of the date of this declaration and continuously for at least the immediately preceding eighteen months, California Public Employees' Retirement System is and has been the beneficial owner of shares of common stock of Nabors Industries Ltd., having a market value in excess of $2,000.

3) Such shares beneficially owned by the California Public Employees' Retirement System are custodied by State Street Bank and Trust through the electronic book-entry services of the Depository Trust Company (DTC). State Street is a participant (Participant Number 0997) of DTC and shares registered under participant 0997 in the street name of Surfboard & Co. are beneficially owned by the California Public Employees' Retirement System.

Signed this 14th day of December, 2011 at Sacramento, California.

STATE STREET BANK AND TRUST
As custodian for the California Public Employees' Retirement System.

By: ______________________

Name: Seth Vega
Title: Client Service AVP